John M. Ford
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, PA 19103-2799   September 9, 2010

      Re: Equinox Funds Trust
            File Nos.: 333-168569; 811-22447

Dear Mr. Ford:

On August 5, 2010, you filed on behalf of Equinox Funds Trust ("Registrant"), an open-end investment company, a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940Act"), to register common shares of one series of the Fund: MutualHedge Smart Market Neutral Commodity Index Strategy Fund ("Fund"). We have reviewed the filing and have the following comments.

Prospectus

1) Name of Fund—The use of the terms "Index" and "Strategy" in the Fund's name appear inconsistent. Either the Fund is an "index fund" or it engages in a strategy based on a reference to indexes. Please revise the name accordingly.

2) Cover—Please delete the paragraphs describing the "Reference Index" that appear before the Table of Contents.

3) Prospectus Summary—

   a) Investment Objective—Delete footnote 1 in this paragraph and delete the cross-reference to the SAI.
   b) Fee Table—Delete the word "Less" from the Fee Waiver and/or Expense Reimbursement line item.
   c) In your response confirm that the fee waiver agreement will be in existence for at least one year from the effective date of the registration statement.
   d) Principal Investment Strategies—The first paragraph in this section states that the Fund will invest in "commodity-linked derivative instruments…" Describe precisely the instruments in which the Fund will invest. Explain in your response whether the Fund's investment policies would permit the Fund to invest a

majority of its assets, either directly or through its wholly-owned subsidiary, in financial futures. In this respect, provide a representation that the Fund will not operate as a commodity pool.

e) Principal Investment Strategies—In this section, explain concisely the relationship between the "reference index" and the "underlying indexes."

f) Principal Investment Strategies—Since the Item 9 disclosure concerning the indexes repeats the disclosure in the Summary, please condense the disclosure in the Summary.

g) Principal Investment Strategies—Paragraph 7 states that the Fund will seek to track the returns of the Reference Index by entering into contracts such as swap contracts, commodity index-linked notes, commodity futures contracts, or options on futures contracts. Please add options, warrants, futures contracts, currency forwards and structured notes (as described under Principal Investment Risks).

h) Delete the cross-reference in paragraph nine under Principal Investment Strategies.

i) Principal Investment Strategies—The next to last sentence in the next to last paragraph refers to "other investment techniques." Please explain the nature of these techniques.

j) Principal Investment Risks—With respect to the subsidiary, please provide representations that address the following requirements:

  i) Will the Fund look through to the subsidiary regarding diversification and concentration?

  ii) Will the Registrant consolidate the financial statements of the subsidiary and the Fund?

  iii) Will the subsidiary's advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund's Board of Trustees?

  iv) Will the subsidiary comply with Section 10 and 16 of the 1940 Act?

  v) Will the subsidiary submit to inspection by the Commission? This could be documented in an undertaking in Part C.

  vi) Will the subsidiary comply with Section 17(g) of the 1940 Act with respect to the custodial relationships?

k) Principal Investment Risks—Please add portfolio turnover risk to this section.

4) Item 9 Disclosure--

a) Comments made above with respect to the Summary apply to the disclosure in this section, as appropriate.

b) Principal Investment Risk—This should read "Principal Investment Risks."

c) Principal Investment Risks—Add "Industry Concentration Risk" and either delete "Sector Risk" or add it to the Summary.

d) The disclosure states that the Fund will invest up to 25 percent of its assets in the Subsidiary, which primarily invests in derivatives, including commodity and financial futures, commodity-linked notes and swap contracts. In your response, please provide a representation that the Fund's assets will be primarily invested, directly and indirectly, in "securities."

   i) Derivatives Risks—Provide the disclosures specified in Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").

   ii) In addition, add the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.

Statement of Additional Information

5) Lack of Liquidity--In your response, explain if it would be possible for the Fund to own 15% or more of illiquid securities should its derivative holdings become illiquid as described in this section. If so, how would the Fund handle such a situation?

***************************

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since Registrant and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Registrant requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel